3260 Bayshore Boulevard

Brisbane, CA 94005

December 6, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CareDx, Inc.
Form S-1 Registration Statement
Filed August 25, 2017, as amended
File No. 333-220183

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CareDx, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-220183) of the Registrant (the “Registration Statement”), filed with the Securities and Exchange Commission on August 25, 2017, as amended, be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time) on December 8, 2017 or as soon thereafter as may be practicable. There are no underwriters for this proposed offering, which is an offering of the Registrant’s common stock by the selling stockholders.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely, CAREDX, INC.

By:	/s/ Michael Bell
Michael Bell
Chief Financial Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)